EXHIBIT 99.1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 2003 and 2002 are summarized below.

         The recent quarter was more difficult than anticipated. The quarter began with an increase in revenues compared with the prior year, building expectations for a good start to 2003. Unfortunately, conditions changed abruptly as our major customers reduced, or delayed, orders as the quarter progressed. Revenues for the quarter amounted to $10,236,463, which is a decrease of approximately 2% compared to the first quarter of 2002. Revenues within the assembly equipment segment increased slightly, but that gain was more than offset by the decline in revenues within the fastener segment.

         The increase in volumes within the assembly equipment segment helped to offset higher costs incurred for labor, raw material, health insurance and utilities. As a result, gross margins within this segment were essentially unchanged from one year ago. However, within the fastener segment, gross margins declined, compared to the first quarter of last year, not only due to the decrease in volume, but also due to significant increases in labor expense and increases in the cost of employee health insurance, the cost of utilities, and higher repair expense. The higher labor costs were due to the combination of higher wage rates compared to the prior year and reduced labor efficiencies as a result of our inability to reduce labor hours as quickly as demand declined, particularly in the latter part of the quarter. First quarter selling and administrative expenses increased modestly during 2003 compared to the first quarter of 2002, due to increased payroll and fringe benefit costs. As a result, net income for the first quarter of 2003 fell to $465,241, or $.48 per share on 966,132 shares outstanding, compared to $625,116, or $.65 per share on 967,132 shares outstanding during the first quarter of 2002.

         Our markets continue to be extremely competitive and demand continues to be constrained by the lingering weakness that has characterized the manufacturing sector of the domestic economy for quite some time. We have taken action to reduce labor costs, and we continue to pursue every opportunity to secure new business. However, until there is sustained improvement within the overall manufacturing sector, our margins will continue to be constrained by lower than ideal levels of operation and by continued downward pressure on the price of our products. In the interim, we will continue to focus our efforts on controlling costs, improving profitability, and on obtaining new business.


                               Respectfully yours,


         John A. Morrissey                             John C. Osterman
             Chairman                                       President

May 5, 2003

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-


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
looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



                          CHICAGO RIVET & MACHINE CO.
                 Summary of Consolidated Results of Operations
                      For the Three Months Ended March 31


                                                2003            2002
                                                ----            ----
       Net sales and lease revenue........  $ 10,236,463   $ 10,452,326
       Income before taxes................       709,241        947,116
       Net income.........................       465,241        625,116
       Net income per share...............           .48            .65
       Average shares outstanding.........       966,132        967,132


                     (All figures subject to year-end audit)


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